Filed Pursuant to Rule 433
Registration No. 333-271686
Issuer Free Writing Prospectus dated October 31, 2024
Relating to Preliminary Prospectus Supplement dated October 31, 2024

MARTIN MARIETTA MATERIALS, INC.
$750,000,000 5.150% Senior Notes due 2034
$750,000,000 5.500% Senior Notes due 2054

PRICING TERM SHEET
October 31, 2024

This term sheet (this “Pricing Term Sheet”) relates only to the securities described below and is qualified in its entirety by reference to the preliminary prospectus supplement, dated October 31, 2024, of Martin Marietta Materials, Inc. (the “Preliminary Prospectus Supplement”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

5.150% SENIOR NOTES DUE 2034

Issuer:	Martin Marietta Materials, Inc.

Security:	5.150% Senior Notes due 2034 (the “2034 Notes”)

Principal Amount:	$750,000,000

Maturity Date:	December 1, 2034

Issue Price:	99.266% of principal amount, plus accrued interest, if any, from and including, November 4, 2024

Benchmark Treasury:	UST 3.875% due August 15, 2034

Benchmark Treasury Price and Yield:	96-26+ and 4.274%

Spread to Benchmark Treasury:	Plus 97 basis points

Yield to Maturity:	5.244%

Coupon (Interest Rate):	5.150%

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing on June 1, 2025

Gross Proceeds to the Issuer:	$744,495,000

Optional Redemption:
Prior to September 1, 2034 (three months prior to the maturity date of the 2034 Notes) (the “2034 Par Call Date”), the Company may redeem the 2034 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Notes matured on the 2034 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the 2034 Notes to be redeemed, plus in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2034 Par Call Date, the Company may redeem the 2034 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

Day Count Convention:	30/360

CUSIP / ISIN:	573284 BA3 / US573284BA34

5.500% SENIOR NOTES DUE 2054

Issuer:	Martin Marietta Materials, Inc.

Security:	5.500% Senior Notes due 2054 (the “2054 Notes”)

Principal Amount:	$750,000,000

Maturity Date:	December 1, 2054

Issue Price:	98.006% of principal amount, plus accrued interest, if any, from and including, November 4, 2024

Benchmark Treasury:	UST 4.625% due May 15, 2054

Benchmark Treasury Price and Yield:	102-18 and 4.468%

Spread to Benchmark Treasury:	Plus 117 basis points

Yield to Maturity:	5.638%

Coupon (Interest Rate):	5.500%

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing on June 1, 2025

Gross Proceeds to the Issuer:	$735,045,000

Optional Redemption:
Prior to June 1, 2054 (six months prior to the maturity date of the 2054 Notes) (the “2054 Par Call Date”), the Company may redeem the 2054 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2054 Notes matured on the 2054 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the 2054 Notes to be redeemed, plus in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2054 Par Call Date, the Company may redeem the 2054 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

Day Count Convention:	30/360

CUSIP / ISIN:	573284 BB1 / US573284BB17

2034 NOTES AND 2054 NOTES

Ratings:*	Baa2 / BBB+ / BBB (Moody’s / S&P / Fitch)

Trade Date:	October 31, 2024

Settlement Date:	November 4, 2024 (T+2)

We expect that delivery of the 2034 Notes and 2054 Notes (collectively, the “Notes”) will be made to investors on or about November 4, 2024, which will be the second business day following the date of the prospectus supplement (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes any date prior to the business day before delivery will be required, by virtue of the fact that the Notes initially settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day preceding the delivery date of the Notes should consult their advisors.

Legal Format:	SEC Registered

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Truist Securities, Inc.
PNC Capital Markets LLC
Wells Fargo Securities, LLC

Co-Managers:	Regions Securities LLC
Comerica Securities, Inc.
FHN Financial Securities Corp.
Loop Capital Markets LLC
First Citizens Capital Securities, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you a copy of the prospectus upon request. Interested parties may obtain a prospectus and the related prospectus supplement from Deutsche Bank Securities Inc., 1 Columbus Circle, New York, New York 10019, Attn: Prospectus Group by telephone at (800) 503-4611 or by email at prospectus.CPDG@db.com; and J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attn: Investment Grade Syndicate Desk—3rd Floor or by telephone at (212) 834-4533.

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